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                           May 2, 2024

       Wai Hong Lao
       Chief Executive Officer and Director
       Galaxy Payroll Group Ltd
       25th Floor, Ovest
       77 Wing Lok Street
       Sheung Wan, Hong Kong

                                                        Re: Galaxy Payroll
Group Ltd
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed April 10,
2024
                                                            File No. 333-269043

       Dear Wai Hong Lao:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 19, 2023 letter.

       Amendment No. 9 to Registration Statement on Form F-1 filed April 10,
2024

       Industry, page 81

   1. Please update your discussion of industry data as of a more recent date, to the extent available. As examples,
we note your disclosure that "the total employed population in the PRC was
approximately 780.2 million in 2021 . . . ," that "the share of GDP of the service industry has
been steady, at around 41.8% in 2022," and that "there were
                                                        approximately 340,000
SMEs in Hong Kong with around 1.7 million employees,
                                                        accounting for
approximately 45% of total employment in Hong Kong as of May 2022."
 Wai Hong Lao
FirstName  LastNameWai
Galaxy Payroll Group LtdHong Lao
Comapany
May  2, 2024NameGalaxy Payroll Group Ltd
May 2,
Page 2 2024 Page 2
FirstName LastName
General

2. Please advise (i) the circumstances under which the selling shareholders received the ordinary shares covered by the resale offering, as well as how long the selling shareholders have held such shares, (ii) why the resale offering is being registered at this time, (iii) whether the resale offering is being registered at this time to satisfy any Nasdaq listing requirements, (iv) how you determined the number of ordinary shares being registered in connection with the resale offering, and (v) how the selling shareholders were selected to participate in this resale offering (given the lock-up applicable to other principal shareholders), all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure
         Interpretations.
       Please contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Elizabeth Fei Chen, Esq.